Exhibit 99.1

Trip.com Group Limited Reports Unaudited Fourth Quarter and Full Year of 2025 Financial Results

SINGAPORE, February 25, 2026 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading global one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the fourth quarter and full year of 2025.

Key Highlights for the Fourth Quarter and Full Year of 2025

•	International business delivered solid growth across all segments in 2025

–	Overall bookings on the Company’s international OTA platform increased by around 60% year-over-year.

–	The Company served approximately 20 million inbound travelers during the year.

“Travel is more than an industry; it is an essential economic infrastructure that enables connection, mobility, and shared growth,” said James Liang, Executive Chairman. “Inbound travel plays a meaningful role in expanding opportunity and contributing to local communities. Guided by a customer-centric and trust-based approach, we continue to scale our efforts. By investing consistently in inbound tourism, social responsibility initiatives, and AI innovations, we are building a resilient foundation for sustainable long-term development.”

“The travel market demonstrated strong resilience in 2025,” said Jane Sun, Chief Executive Officer. “Inbound travel remains a key growth driver, contributing to economic growth and creating job opportunities for young talents and industry partners. We support this momentum by empowering and closely collaborating with local partners to generate incremental demand and long-term value. Following our “Globalization and Great Quality” strategy, we continue to work closely with merchants, destinations, and communities to build a dynamic travel ecosystem grounded in shared, sustainable success.”

Fourth Quarter and Full Year of 2025 Financial Results and Business Updates

For the fourth quarter of 2025, Trip.com Group reported net revenue of RMB15.4 billion (US$2.2 billion), representing a 21% increase from the same period in 2024, primarily driven by resilient travel demand. Net revenue for the fourth quarter of 2025 decreased by 16% from the previous quarter, primarily due to seasonality.

For the full year of 2025, net revenue was RMB62.4 billion (US$8.9 billion), representing a 17% increase from 2024.

Accommodation reservation revenue for the fourth quarter of 2025 was RMB6.3 billion (US$899 million), representing a 21% increase from the same period in 2024, primarily driven by an increase in accommodation reservations. Accommodation reservation revenue for the fourth quarter of 2025 decreased by 22% from the previous quarter, primarily due to seasonality.

For the full year of 2025, accommodation reservation revenue was RMB26.1 billion (US$3.7 billion), representing a 21% increase from 2024. The accommodation reservation revenue accounted for 42% of the total revenue in 2025.

Transportation ticketing revenue for the fourth quarter of 2025 was RMB5.4 billion (US$768 million), representing a 12% increase from the same period in 2024, primarily driven by an increase in transportation reservations. Transportation ticketing revenue for the fourth quarter of 2025 decreased by 15% from the previous quarter, primarily due to seasonality.

For the full year of 2025, transportation ticketing revenue was RMB22.5 billion (US$3.2 billion), representing an 11% increase from 2024. The transportation ticketing revenue accounted for 36% of the total revenue in 2025.

Packaged-tour revenue for the fourth quarter of 2025 was RMB1.1 billion (US$151 million), representing a 21% increase from the same period in 2024, primarily driven by an increase in packaged-tour reservations. Packaged-tour revenue for the fourth quarter of 2025 decreased by 34% from the previous quarter, primarily due to seasonality.

For the full year of 2025, packaged-tour revenue was RMB4.7 billion (US$670 million), representing an 8% increase from 2024. The packaged-tour revenue accounted for 7% of the total revenue in 2025.

Corporate travel revenue for the fourth quarter of 2025 was RMB808 million (US$116 million), representing a 15% increase from the same period in 2024 and a 7% increase from the previous quarter, primarily driven by an increase in corporate travel reservations.

For the full year of 2025, corporate travel revenue was RMB2.8 billion (US$405 million), representing a 13% increase from 2024. The corporate travel revenue accounted for 5% of the total revenue in 2025.

Cost of revenue for the fourth quarter of 2025 increased by 23% to RMB3.2 billion (US$463 million) from the same period in 2024 and decreased by 4% from the previous quarter, which was generally in line with the fluctuations in net revenue from the respective periods. Cost of revenue as a percentage of net revenue was 21% for the fourth quarter of 2025.

For the full year of 2025, cost of revenue was RMB12.1 billion (US$1.7 billion), representing a 21% increase from 2024. Cost of revenue as a percentage of net revenue was 19% in 2025.

Product development expenses for the fourth quarter of 2025 increased by 19% to RMB4.0 billion (US$576 million) from the same period in 2024 and decreased by 1% from the previous quarter, primarily due to the fluctuations in product development personnel related expenses. Product development expenses as a percentage of net revenue were 26% for the fourth quarter of 2025.

For the full year of 2025, product development expenses increased by 15% to RMB15.1 billion (US$2.2 billion) from 2024. Product development expenses as a percentage of net revenue were 24% in 2025.

Sales and marketing expenses for the fourth quarter of 2025 increased by 30% to RMB4.4 billion (US$629 million) from the same period in 2024 and increased by 5% from the previous quarter, primarily due to the increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue were 29% for the fourth quarter of 2025.

For the full year of 2025, sales and marketing expenses increased by 25% to RMB14.9 billion (US$2.1 billion) from 2024. Sales and marketing expenses as a percentage of net revenue were 24% in 2025.

General and administrative expenses for the fourth quarter of 2025 increased by 16% to RMB1.2 billion (US$171 million) from the same period in 2024 and increased by 5% from the previous quarter, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses as a percentage of net revenue were 8% for the fourth quarter of 2025.

For the full year of 2025, general and administrative expenses increased by 9% to RMB4.5 billion (US$640 million) from 2024. General and administrative expenses as a percentage of net revenue were 7% in 2025.

Income tax expense for the fourth quarter of 2025 was RMB835 million (US$119 million), compared to RMB526 million for the same period in 2024 and RMB3.3 billion for the previous quarter. The quarter-over-quarter decrease was due to higher taxable income recorded in the previous quarter primarily derived from gain from investments recorded in other (expense)/income. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other (expense)/income, changes in valuation allowance provided for deferred tax assets, and tax arising from the partial disposal of certain investment in accordance with the local indirect transfer tax rules.

For the full year of 2025, income tax expense was RMB5.8 billion (US$832 million), compared to RMB2.6 billion in 2024. The increase was primarily due to the income tax expense related to the gain from investments recorded in other (expense)/income.

Net income for the fourth quarter of 2025 was RMB4.3 billion (US$613 million), compared to RMB2.2 billion for the same period in 2024 and RMB19.9 billion for the previous quarter. The quarter-over-quarter decrease was primarily due to the gain from investments recorded in other (expense)/income in the previous quarter. Adjusted EBITDA for the fourth quarter of 2025 was RMB3.4 billion (US$490 million), compared to RMB3.0 billion for the same period in 2024 and RMB6.3 billion for the previous quarter.

For the full year of 2025, net income was RMB33.4 billion (US$4.8 billion), compared to RMB17.2 billion in 2024. The increase was primarily due to the gain from investments recorded in other (expense)/income in the amount of RMB19.9 billion (US$ 2.8 billion) in 2025, compared to RMB1.1 billion in 2024.

Net income attributable to Trip.com Group’s shareholders for the fourth quarter of 2025 was RMB4.3 billion (US$614 million), compared to RMB2.2 billion for the same period in 2024 and RMB19.9 billion for the previous quarter. The quarter-over-quarter decrease was primarily due to the gain from investments recorded in other (expense)/income in the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other (expense)/income, and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the fourth quarter of 2025 was RMB3.5 billion (US$500 million), compared to RMB3.0 billion for the same period in 2024 and RMB19.2 billion for the previous quarter. The quarter-over-quarter decrease was primarily due to other investments-related gain recorded in other (expense)/income in the previous quarter.

For the full year of 2025, net income attributable to Trip.com Group’s shareholders was RMB33.3 billion (US$4.8 billion), compared to RMB17.1 billion in 2024. The increase was primarily due to the gain from investments recorded in other (expense)/income in the amount of RMB19.9 billion (US$ 2.8 billion) in 2025, compared to RMB1.1 billion in 2024. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other (expense)/income, and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders was RMB31.8 billion (US$4.6 billion) in 2025, compared to RMB18.0 billion in 2024. The increase was primarily due to other investments-related gain recorded in other (expense)/income in the amount of RMB15.9 billion (US$ 2.3 billion) in 2025, compared to RMB61 million in 2024.

Diluted earnings per ordinary share and per ADS was RMB6.11 (US$0.87) for the fourth quarter of 2025. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other (expense)/income, and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB4.97 (US$0.71) for the fourth quarter of 2025. Each ADS currently represents one ordinary share of the Company.

For the full year of 2025, diluted earnings per share and per ADS was RMB47.67 (US$6.82). Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other (expense)/income, and their tax effects, non-GAAP diluted earnings per share and per ADS was RMB45.59 (US$6.52).

As of December 31, 2025, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB105.8 billion (US$15.1 billion).

Board Composition Changes

The Company today announced a series of changes to its board of directors, effective February 25, 2026.

Mr. Min Fan has resigned from his positions as a director and the president of the Company, and Mr. Qi Ji has resigned from his position as a director. As co-founders of the Company, Mr. Fan and Mr. Ji have made foundational and immeasurable contributions to its inception, growth, and success. The board expresses its most sincere gratitude and deepest appreciation for their vision, extraordinary leadership, and years of dedicated service.

Concurrently, the Company announced the appointments of Ms. May Yihong Wu and Ms. Iris Yang Xiao as new independent directors. These appointments reflect the board’s ongoing commitment to maintaining diverse expertise and fresh perspectives, positioning it to effectively guide the Company’s evolving strategy and oversee future opportunities and risks.

Additionally, Mr. Gabriel Li has been appointed to serve on the compensation committee of the board of directors.

Ms. May Yihong Wu has been serving as an independent director, the chairwoman of the audit committee and a member of the compensation committee of MakeMyTrip Limited (Nasdaq: MMYT) since May 2024, an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited (HKEX: 0241) since August 2023, an independent non-executive director and chairwoman of the audit committee of Swire Properties Limited (HKEX: 1972) since May 2017, and an independent director and a member of the corporate governance and nominating committee of Noah Holdings Limited (Nasdaq: NOAH; HKEX: 6686) since November 2010, where she was also a member of the compensation committee from November 2010 to May 2015 and has been the chairwoman of the compensation committee since May 2015. From July 2019 to May 2023, Ms. Wu also served as a board adviser of Homeinns Hotel Group, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Ms. Wu holds an MBA degree from the Kellogg School of Management at Northwestern University, a master’s degree in economics from Brooklyn College of the City University of New York, and a bachelor’s degree in biochemistry from Fudan University.

Ms. Iris Yang Xiao served as an investment analyst of Capital International Investors, Hong Kong from June 2020 to June 2025. Prior to that, Ms. Xiao worked at Principal Global Investors from March 2013 to March 2020, including as a portfolio manager and as an equity analyst. Prior to that, Ms. Xiao served as a portfolio manager of Ping An of China Asset Management from March 2010 to February 2013. Ms. Xiao holds a bachelor’s degree in international economics and trade from Shanghai Jiao Tong University and a master’s degree in global finance from the New York University Stern Business School and the Hong Kong University of Science and Technology.

According to the Company’s current articles of association, each of Ms. Wu and Ms. Xiao will hold office as a director of the Company until the first annual general meeting following her appointment, at which point she will be eligible for re-election.

Recent Development

In January 2026, the Company received a notice of an investigation from the State Administration for Market Regulation (“SAMR”) that it had commenced an investigation pursuant to the PRC Anti-monopoly Law. The investigation is ongoing and the Company is fully cooperating with the SAMR. The Company will continue to actively communicate with the SAMR on compliance with regulatory requirements. The Company cannot predict the status or results of the investigation as of now, and will provide further updates when the investigation is concluded. The Company’s business operations remain normal. The Company remain fully committed to providing high-quality products and services to users and partners worldwide.

Conference Call

Trip.com Group’s management team will host a conference call at 7:00 PM on February 25, 2026, U.S. Eastern Time (or 8:00 AM on February 26, 2026, Hong Kong Time) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register-conf.media-server.com/register/BI5133b541361040a6adb984eec1e12037.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Trip.com Group, any investigation, enforcement or legal/administrative proceeding against Trip.com Group in connection with its business operation and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other (expense)/income, net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other (expense)/income, and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB (million)	RMB (million)	USD (million)

ASSETS
Current assets:
Cash, cash equivalents and restricted cash	51,093	46,451	6,642
Short-term investments	28,475	32,007	4,577
Accounts receivable, net	12,459	15,241	2,179
Prepayments and other current assets	20,093	27,351	3,911
Total current assets	112,120	121,050	17,309
Property, equipment and software	5,053	5,445	779
Intangible assets and land use rights	12,840	13,013	1,861
Right-of-use asset	755	881	126
Investments (Includes held to maturity time deposit and financial products of RMB10,453 million and RMB27,302 million as of December 31,2024 and December 31, 2025, respectively)	47,194	61,375	8,777
Goodwill	60,911	62,268	8,904
Other long-term assets	454	600	86
Deferred tax asset	3,254	2,755	394
Total assets	242,581	267,387	38,236
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	19,433	19,335	2,765
Accounts payable	16,578	19,150	2,738
Advances from customers	18,029	18,185	2,600
Other current liabilities	19,970	21,499	3,074
Total current liabilities	74,010	78,169	11,177
Deferred tax liability	4,098	3,949	565
Long-term debt	20,134	11,430	1,634
Long-term lease liability	561	585	84
Other long-term liabilities	296	654	94
Total liabilities	99,099	94,787	13,554
MEZZANINE EQUITY	743	131	19
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	141,807	170,818	24,427
Non-controlling interests	932	1,651	236
Total shareholders’ equity	142,739	172,469	24,663
Total liabilities, mezzanine equity and shareholders’ equity	242,581	267,387	38,236

Trip.com Group Limited

Unaudited Consolidated Statements of Income

(In millions, except share and per share data)

	Three Months Ended				Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)
Revenue:
Accommodation reservation	5,178	8,047	6,287	899	21,612	26,100	3,732
Transportation ticketing	4,780	6,306	5,368	768	20,301	22,489	3,216
Packaged-tour	870	1,606	1,056	151	4,336	4,688	670
Corporate travel	702	756	808	116	2,502	2,829	405
Others	1,238	1,652	1,910	273	4,626	6,404	916
Total revenue	12,768	18,367	15,429	2,207	53,377	62,510	8,939
Less: Sales tax and surcharges	(24)	(29)	(31)	(4)	(83)	(101)	(14)
Net revenue	12,744	18,338	15,398	2,203	53,294	62,409	8,925
Cost of revenue	(2,640)	(3,359)	(3,240)	(463)	(9,990)	(12,122)	(1,733)
Gross profit	10,104	14,979	12,158	1,740	43,304	50,287	7,192
Operating expenses:
Product development *	(3,397)	(4,083)	(4,028)	(576)	(13,139)	(15,136)	(2,164)
Sales and marketing *	(3,373)	(4,181)	(4,398)	(629)	(11,902)	(14,904)	(2,131)
General and administrative *	(1,033)	(1,141)	(1,198)	(171)	(4,086)	(4,474)	(640)
Total operating expenses	(7,803)	(9,405)	(9,624)	(1,376)	(29,127)	(34,514)	(4,935)
Income from operations	2,301	5,574	2,534	364	14,177	15,773	2,257
Interest income	517	675	679	97	2,341	2,603	372
Interest expense	(323)	(183)	(115)	(16)	(1,735)	(849)	(121)
Other (expense)/income	(137)	17,032	2,038	291	2,220	21,321	3,049
Income before income tax expense and equity in income/(loss) of affiliates	2,358	23,098	5,136	736	17,003	38,848	5,557
Income tax expense	(526)	(3,344)	(835)	(119)	(2,604)	(5,815)	(832)
Equity in income/(loss) of affiliates	359	165	(28)	(4)	2,828	353	50
Net income	2,191	19,919	4,273	613	17,227	33,386	4,775
Net (income)/loss attributable to non-controlling interests and mezzanine classified non-controlling interests	(34)	(29)	8	1	(160)	(92)	(13)
Net income attributable to Trip.com Group Limited	2,157	19,890	4,281	614	17,067	33,294	4,762
Earnings per ordinary share
- Basic	3.28	30.36	6.53	0.93	26.10	50.62	7.24
- Diluted	3.09	28.61	6.11	0.87	24.78	47.67	6.82
Earnings per ADS
- Basic	3.28	30.36	6.53	0.93	26.10	50.62	7.24
- Diluted	3.09	28.61	6.11	0.87	24.78	47.67	6.82
Weighted average ordinary shares outstanding
- Basic	656,190,044	655,036,191	655,910,664	655,910,664	654,035,399	657,754,190	657,754,190
- Diluted	698,171,269	695,035,857	700,452,261	700,452,261	688,704,882	698,378,891	698,378,891

* Share-based compensation included in Operating expenses above is as follows:
Product development	219	257	304	43	976	1,039	149
Sales and marketing	40	55	67	10	171	216	31
General and administrative	200	248	293	42	895	1,015	145

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Three Months Ended				Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)

Net income	2,191	19,919	4,273	613	17,227	33,386	4,775
Less: Interest income	(517)	(675)	(679)	(97)	(2,341)	(2,603)	(372)
Add: Interest expense	323	183	115	16	1,735	849	121
Add: Other expense/(income)	137	(17,032)	(2,038)	(291)	(2,220)	(21,321)	(3,049)
Add: Income tax expense	526	3,344	835	119	2,604	5,815	832
Less: Equity in (income)/loss of affiliates	(359)	(165)	28	4	(2,828)	(353)	(50)
Income from operations	2,301	5,574	2,534	364	14,177	15,773	2,257
Add: Share-based compensation	459	560	664	95	2,042	2,270	325
Add: Depreciation and amortization	220	212	217	31	851	845	121
Adjusted EBITDA	2,980	6,346	3,415	490	17,070	18,888	2,703
Adjusted EBITDA margin	23%	35%	22%	22%	32%	30%	30%
Net income attributable to Trip.com Group Limited	2,157	19,890	4,281	614	17,067	33,294	4,762
Add: Share-based compensation	459	560	664	95	2,042	2,270	325
Add: Loss/(gain) from fair value changes of equity securities investments and exchangeable senior notes	438	(1,308)	(1,673)	(239)	(1,082)	(3,954)	(565)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(16)	14	212	30	14	229	33
Non-GAAP net income attributable to Trip.com Group Limited	3,038	19,156	3,484	500	18,041	31,839	4,555
Weighted average ordinary shares outstanding- Diluted-non GAAP	698,171,269	695,035,857	700,452,261	700,452,261	688,704,882	698,378,891	698,378,891
Non-GAAP Diluted income per share	4.35	27.56	4.97	0.71	26.20	45.59	6.52
Non-GAAP Diluted income per ADS	4.35	27.56	4.97	0.71	26.20	45.59	6.52

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.9931 on December 31, 2025 published by the Federal Reserve Board.